SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            ELMER'S RESTAURANTS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     289393
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                       601 S.W. SECOND AVENUE, SUITE 2100
                           PORTLAND, OREGON 97204-3158
                                 (503) 778-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

--------------------------------------------------------------------------------
CUSIP No. 289393                          13D                Page 2 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Linda Ellis-Bolton

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                 OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -84,847- shares
  REPORTING PERSON
        WITH           ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -84,847- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             84,847
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                  |_|
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11               4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                        IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                          13D                Page 3 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Karen Brooks

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                 OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -94,183- shares
  REPORTING PERSON
        WITH           ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -94,183- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             94,183
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                  |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11               5.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                        IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                          13D                Page 4 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Richard P. Buckley

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                  OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -84,278- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -84,278- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             84,278
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                  |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11               4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

----------------------------------------------------------- --------------------
CUSIP No. 289393                          13D                Page 5 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Thomas C. Connor

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                  OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -16,476- shares
  REPORTING PERSON
        WITH           ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -78,423*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -16,476- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -78,423*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            94,899
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Mr. Connor is a 25% beneficial owner.

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                     Page 6 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                David D. Connor

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                  OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -0- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -78,423*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -78,423*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            78,423
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            4.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Mr. Connor is a 25% beneficial owner.

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                     Page 7 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Bruce N. Davis

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -145,603- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -145,603- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            145,603
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                     Page 8 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Franklin Holdings, LLC

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Oregon Limited Liability Company
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -313,692- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -313,692- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            313,692
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            17.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON              OO (limited liability company)
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                     Page 9 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Corydon H. Jensen, Jr.

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -101,323- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -101,323- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                            -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            101,323
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            5.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 10 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Douglas A. Lee

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -0- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -31,369*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -31,369*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            31,369
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Mr. Douglas is a 10% beneficial owner.

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 11 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                David Mann

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -89,062- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -89,062- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            89,062
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 12 of 31 Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
                Sheila J. Schwartz

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -84,847- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -84,847- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            84,847
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 13 of 31 Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
                Gerald A. Scott

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -40,804- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -40,804- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            40,804
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 14 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                William W. Service

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A/

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -148,992- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -148,992- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            148,992
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 15 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Dennis M. Waldron

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -2,000- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                            -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -2,000- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            2,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 16 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Gary N. Weeks

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -108,421- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -108,421- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            108,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            5.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 17 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Greg  Wendt

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -5,000- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -5,000- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            5,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            .3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 18 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Richard C. Williams

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -34,092- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -34,092- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            34,092
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            1.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 19 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Daniel G. Woolley

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -0- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -31,369*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -31,369*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            31,369
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Mr. Woolley is a 10% beneficial owner.

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 20 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Donald W. Woolley

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -16,476- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -78,423*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -16,476- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -78,423*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            94,899
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Mr. Woolley is a 25% beneficial owner.

--------------------------------------------------------------------------------
   CUSIP No. 289393                   13D                    Page 21 of 31 Pages
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                Donna P. Woolley

            I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                             OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                          |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER
SHARES BENEFICIALLY
   OWNED BY EACH                           -0- shares
  REPORTING PERSON
        WITH
                       ---------- ----------------------------------------------
                           8      SHARED VOTING POWER

                                           -15,685*- shares
                       ---------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                           -0- shares
                       ---------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           -15,685*- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                            15,685
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                              |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                    IN
----------- --------------------------------------------------------------------
         *All of such shares are held by Franklin Holdings, LLC, an entity in which Ms. Woolley is a 5% beneficial owner.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of no par value common stock (the "Common Stock") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 11802 S.E. Stark Street, Portland, Oregon 97216.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement of beneficial ownership on Schedule 13D is being filed jointly by Linda Ellis-Bolton, Karen Brooks, Richard P. Buckley, David D. Connor, Thomas C. Connor, Bruce N. Davis, Franklin Holdings, LLC, Corydon H. Jensen, Jr., Douglas A. Lee, David Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks, Greg Wendt, Richard C. Williams, Daniel G. Woolley, Donald W. Woolley and Donna P. Woolley (each a "Reporting Person" and collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

                  o Linda Ellis-Bolton, a United States citizen is an independent investor. The business address for Ms. Ellis-Bolton is 125 Tom Morris Lane, Enterprise, Alabama 36330.

                  o Karen Brooks, a United States citizen is an independent investor. The business address for Ms. Brooks is 700 Delany Woods, Nicholasville, Kentucky 40356.

                  o Richard P. Buckley, a United States citizen, is an independent real estate investor. The business address for Mr. Buckley is 14450 Quaker Hill Cross Road, Nevada City, California 95959.

                  o David D. Connor, a United States citizen, is a real estate executive. The business address for Mr. Connor is c/o Frankling Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

                  o Thomas C. Connor, a United States citizen, serves as a Director of the Company. The business address for Mr Connor is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o  Bruce  N.  Davis,  a  United  States  citizen,   serves  as
                     Director, President and Chief Executive Officer of the Company. The business address for Mr. Davis is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Franklin Holdings, LLC, an Oregon limited liability company ("Franklin Holdings"), is an investment management company organized for the benefit of its members. The members of Franklin Holdings and their beneficial interest therein are as follows: Thomas C. Connor, 25%; Donald W. Woolley, 25%; David D. Connor, 25%; Douglas A. Lee, 10%; Daniel G. Woolley, 10%; and Donna P. Woolley, 5%. The principal place of business of Franklin Holdings, LLC is 1399 Franklin Boulevard, Eugene, Oregon 97405. The managing member(s) of Franklin Holdings are Thomas C. Connor and Donald W. Woolley.

                  o Corydon H. Jensen, Jr., a United States citizen, serves as a Director of the Company. The business address for Mr. Jensen is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Douglas A. Lee a United States citizen, is a real estate executive. The business address for Mr. Lee is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

                  o  David Mann, a United States citizen,  is a Portland, Oregon
                     based investor.   The business address for Mr. Mann is 1980
                     Indian Trail, Lake Oswego, Oregon 97034.

                  o Sheila J. Schwartz, a United States citizen, is a Eugene, Oregon based investor. The business address for Mrs. Schwartz is 2390 Lariat Dr., Eugene, Oregon 97405

                  o Gerald A. Scott, a United States citizen, serves as a Vice President of the Company. The business address for Mr. Scott is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o William W. Service, a United States citizen, serves as a Director of the Company. The business address for Mr. Service is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Dennis M. Waldron, a United States citizen, serves as a Director of the Company. The business address for Mr. Waldron is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Gary N. Weeks, a United States citizen, is an entrepreneur from Grass Valley, California. The business address for Mr. Weeks is 12966 Pinewoods Road, Nevada City, California 95959.

                  o Greg Wendt, a United States citizen, is a San Francisco based investor. The business address for Mr. Wendt is 1 Market, Steuart Tower, Suite 1800, San Francisco, California 94105.

                  o Richard C. Williams, a United States citizen, serves as a Director of the Company. The business address for Mr. Williams is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Daniel G. Woolley a United States citizen, is a real estate executive. The business address for Mr. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

                  o Donald W. Woolley, a United States citizen, serves as a Director of the Company. The business address for Mr. Woolley is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

                  o Donna P. Woolley, a United States citizen, is a real estate executive. The business address for Ms. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

None of the Reporting Persons have been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that had the result of such person being subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is anticipated that funding for the proposed transaction described in Item 4 will be obtained through third party debt financing currently being negotiated by the Reporting Persons that, together with other funds available to the Reporting Persons, will be sufficient to consummate any such transaction. The Reporting Persons anticipate that if the proposed transaction described in
Item 4 proceeds and if they are able to successfully negotiate a definitive loan commitment, they would cause the Company to enter into a loan relationship with General Electric Capital Corporation ("GE Capital"), which has provided a proposal to finance the lesser of $6,400,000 or 90% of the cost to effect the proposed transaction described in Item 4. The principal terms of the loan include a ten year term with monthly principal and interest payments and an interest rate that, at the option of the Reporting Persons, would be (i) a fixed rate of 8.02% per annum, (ii) a fixed rate of 7.57% per annum for the first five years that converts to a variable interest rate equal to LIBOR plus 3.20%, or
(iii) a variable interest rate equal to LIBOR plus 3.20%, which is currently 4.81% per annum. Such loan would be secured by a first priority security interest in all of the Company's assets. GE Capital has no obligation or commitment to provide the foregoing financing and the Reporting Persons have no assurances that they will be able to negotiate definitive terms or obtain a loan from GE Capital or any other lender on terms acceptable to the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         On August 5, 2004, Mr. Davis, on behalf of the Reporting Persons, submitted a non-binding proposal, a copy of which is attached hereto as Exhibit B (the "Proposal"), for a going private transaction to the Company's Board of Directors. Under the Proposal, the Reporting Persons propose to acquire, through a corporation to be formed ("Acquisition Company"), all of the outstanding shares of the Company's Common Stock not currently owned by the Reporting Persons for a price per share of $7.50 payable in cash (the "Acquisition"). The Reporting Persons expect that the Acquisition would be effected through a two-step transaction consisting of (i) a cash tender offer for no less than 90% of the Company's Common Stock or such lesser amount as the Reporting Persons agree (the "Tender Offer") and (ii) a subsequent merger in which the Acquisition Company would merge with and into the Company (with the Company as the surviving entity) and in which any remaining shareholders of the Company who did not participate in the Tender Offer would receive the same consideration as in the Tender Offer.

         The Reporting Persons are the holders of approximately 66% of the Company's Common Stock. Mr. Davis is the Chairman of the Board, President and Chief Executive Officer of the Company, Mssrs. Service, Jensen, Connor, Waldron, Williams and Woolley are directors of the Company, and the remainder of the Reporting Persons are current shareholders of the Company.

         The Proposal is subject to a number of conditions, including, among other things (i) a financing contingency; (ii) a non-waivable condition requiring that a majority of the Company's shareholders (excluding, for this purpose, all Reporting Persons and their affiliate) tender their shares, (iii) a condition (waivable only by the Acquisition Company) requiring that the Acquisition Company, immediately following the completion of the Tender Offer, hold at least 90% of the Company's Common Stock (inclusive of the Common Stock held by all of the Reporting Persons); and (iv) obtaining any necessary regulatory approvals. The Reporting Persons have no assurances that any or all of the foregoing conditions can or will be satisfied.

         Neither the Company nor any of the Reporting Persons are obligated to pursue or to complete the Acquisition. The Reporting Persons reserve the right to modify their proposal in any way as a result of negotiations or to withdraw the Proposal at any time.

         If the proposed Acquisition is completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Securities Act and the Common Stock would be delisted from NASDAQ.

         Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) The following table sets forth the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

                                   Amount                                    Shared Voting       Sole          Shared
   Name of Reporting Person     Beneficially  Percentage of    Sole Voting       Power        Dispositive   Dispositive
                                  Owned(1)       Class(2)         Power                          Power         Power
Linda Ellis-Bolton                    84,847            4.6%         84,847             -0-         84,847           -0-
Karen  Brooks                         94,183            5.2%         94,183             -0-         94,183           -0-
Richard P. Buckley                    84,278            4.6%         84,278             -0-         84,278           -0-
David D. Connor(3)                    78,423            4.3%            -0-          78,423            -0-        78,723
Thomas C. Connor(3)                   94,899            5.1%         16,476          78,423         16,476        78,423
Bruce N. Davis                       145,603            7.6%        145,603             -0-        145,603           -0-
Franklin Holdings, LLC(3)            313,694           17.2%        313,694             -0-        313,694           -0-
Corydon H. Jensen, Jr.               101,323            5.5%        101,323             -0-        101,323           -0-
Douglas A. Lee(3)                     31,369            1.7%            -0-          31,369            -0-        31,369
David Mann                            89,062            4.9%         89,062             -0-         89,062           -0-
Sheila Schwartz                       84,847            4.6%         84,847             -0-         84,847           -0-
Gerald A. Scott                       40,804            2.2%         40,804             -0-         40,804           -0-
William W. Service                   148,992            7.8%        148,992             -0-        148,992           -0-
Dennis M. Waldron                      2,000            0.1%          2,000             -0-          2,000           -0-
Gary N. Weeks                        108,421            5.9%        108,421             -0-        108,421           -0-
Greg Wendt                             5,000            0.3%          5,000             -0-          5,000           -0-
Richard C. Williams                   34,092            1.8%         34,092             -0-         34,092           -0-
Daniel G. Woolley(3)                  31,369            1.7%            -0-          31,369            -0-        31,369
Donald W. Woolley(3)                  94,899            5.1%         16,476          78,423         16,476        78,423
Donna P. Woolley(3)                   15,685            0.9%            -0-          15,685            -0-        15,685

                 (1) Includes options to purchase common stock exercisable within 60 days from August 5, 2004. The number of shares that each person named in this table has a right to acquire is as follows: Mr. Thomas C. Connor, 16,476; Mr. Davis, 78,829; Mr. Jensen, 16,476; Mr. Scott, 25,121; Mr. Service, 79,229; Mr. Waldron, 2,000; Mr. Williams, 16,476; and Mr. Donald W. Woolley, 16,476.
                  (2) Based on 1,816,335 shares of Common Stock deemed outstanding as reported in the Company's Form DEF 14A filed June 23, 2004, adjusted to include outstanding options outstanding exercisable for each Reporting Person (and only with respect to such Reporting Person) within sixty days of August 5, 2004.
                  (3) Franklin Holdings, LLC is owned beneficially by its members as follows: 25% by Thomas C. Connor, 25% by David D. Connor, 25% by Donald W. Woolley, 10% by Douglas A. Lee, 10% by Daniel G. Woolley, and 5% by Donna P. Woolley. The beneficial ownership of the foregoing members includes a pro rata portion of the Company's shares held by Franklin Holdings, LLC.

         (c) Except as indicated otherwise in the table below, none of the Reporting Persons has effected any transaction in the Company's Common Stock during the past 60 days.

Name of Reporting Person       Date of       Amount of Securities     Price Per        Where/How the Transaction was
                             Transaction           Involved             Share                    Effected
Richard Buckley             June 30, 2004             400                $6.70          Open Market Sale/Broker's Transaction
Richard Buckley              July 1, 2004              34                $6.70          Open Market Sale/Broker's Transaction
Richard Buckley              July 2, 2004           1,566                $6.70          Open Market Sale/Broker's Transaction
Gary N. Weeks               July 14, 2004           1,000               $6.603          Open Market Sale/Broker's Transaction
David Mann                  July 15, 2004           1,000                $6.42          Open Market Purchase/Broker's Transaction
David Mann                  July 15, 2004           1,700                $6.42          Open Market Purchase/Broker's Transaction
David Mann                  July 29, 2004           5,000                $6.12          Open Market Purchase/Broker's Transaction
David Mann                  July 29, 2004           2,300                $6.42          Open Market Purchase/Broker's Transaction

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Joint Filing Agreement dated August 5, 2004, by and between the Reporting Persons.

         Exhibit B:        Proposal to Company dated August 5, 2004.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 5, 2004


                                                        ------------------------
                                                        Linda Ellis-Bolton


                                                        ------------------------
                                                        Karen Brooks


                                                        ------------------------
                                                        Richard P. Buckley


                                                        ------------------------
                                                        David D. Connor


                                                        ------------------------
                                                        Thomas C. Connor


                                                        ------------------------
                                                        Bruce N. Davis


                                                         FRANKLIN HOLDINGS, LLC

                                                         By:
                                                             -------------------
                                                         Name: Donald Woolley
                                                               -----------------
                                                         Its: Managing Member
                                                              ------------------


                                                        ------------------------
                                                        Corydon H. Jensen, Jr.

                                                        ------------------------
                                                        Douglas A. Lee


                                                        ------------------------
                                                        David Mann


                                                        ------------------------
                                                        Sheila J. Schwartz


                                                        ------------------------
                                                        Gerald A. Scott


                                                        ------------------------
                                                        William W. Service


                                                        ------------------------
                                                        Dennis M. Waldron


                                                        ------------------------
                                                        Gary N. Weeks


                                                        ------------------------
                                                        Greg Wendt


                                                        ------------------------
                                                        Richard C. Williams


                                                        ------------------------
                                                        Daniel G. Woolley


                                                        ------------------------
                                                        Donald W. Woolley


                                                        ------------------------
                                                        Donna P. Woolley

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the no par value Common Stock of Elmer's Restaurants, Inc.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:  August 5, 2004


                                                        ------------------------
                                                        Linda Ellis-Bolton


                                                        ------------------------
                                                        Karen Brooks


                                                        ------------------------
                                                        Richard P. Buckley


                                                        ------------------------
                                                        David D. Connor


                                                        ------------------------
                                                        Thomas C. Connor


                                                        ------------------------
                                                        Bruce N. Davis


                                                        FRANKLIN HOLDINGS, LLC

                                                        By:
                                                            --------------------
                                                        Name: Donald Woolley
                                                              ------------------
                                                        Its: Managing Member
                                                             -------------------


                                                        ------------------------
                                                        Corydon H. Jensen, Jr.


                                                        ------------------------
                                                        David Mann

                                                        ------------------------
                                                        Sheila J. Schwartz


                                                        ------------------------
                                                        Gerald A. Scott


                                                        ------------------------
                                                        William W. Service


                                                        ------------------------
                                                        Dennis M. Waldron


                                                        ------------------------
                                                        Gary N. Weeks


                                                        ------------------------
                                                        Greg Wendt


                                                        ------------------------
                                                        Richard C. Williams


                                                        ------------------------
                                                        Daniel G. Woolley


                                                        ------------------------
                                                        Donald W. Woolley


                                                        ------------------------
                                                        Donna P. Woolley

                                                                        Exhbit B

                                                     August 5, 2004


Board Of Directors
Elmer's Restaurants, Inc.
11802 SE Stark St.
Portland, OR 97292

Gentlemen:

         I am pleased to present to the Board of Directors this proposal for a going private transaction in which the public shareholders of the Company will have the opportunity to receive cash representing an attractive premium to current market value in exchange for their shares of common stock (the "Proposal"). To that end, I have assembled a group of Company shareholders, including the Company's Board of Directors (collectively, the "Shareholder Group") who together own approximately 66% of the outstanding shares.

            The proposed transaction would be effected by means of a tender offer for the remaining 34% of the Company's outstanding shares, followed by the merger of the acquiring entity into the Company, with the Company surviving as a privately-held corporation (the "Tender Offer"). In the Tender Offer, the Company's public shareholders would receive $7.50 in cash in exchange for each of their shares, while members of the Shareholder Group would retain their equity interests in the Company. The Proposal represents a 20% premium over the closing price of the common stock on August 5, 2004 and a 17% premium over the weighted-average closing price over the last 30 days. I believe this offers the Company's shareholders full and fair value for their shares. It is our intention, following the Tender Offer, to leave the Company's business and operations unchanged.

         I believe the Proposal presents an excellent opportunity for the Company's public shareholders to realize a premium for their shares at a fair price, while allowing management to focus on executing the Company's strategy without having to address the burdens and costs of being a public company. These costs have significantly increased with the passage of the Sarbanes-Oxley Act and the related regulations promulgated by the Securities and Exchange Commission and Nasdaq. In fact, compliance will become even more expensive and burdensome with the phase-in of new rules relating to internal control procedures. Additionally, the Company's stock suffers from minimal public float and trading volume, as well as a lack of research coverage by analysts. Absent a going private transaction, management expects that public company costs for the current fiscal year will reach approximately $468,000 - equivalent to 25% of pre-tax income for the year ended March 29, 2004. The $468,000 estimate includes $363,000 paid to external accountants, legal counsel, listing fees and other outside vendors as well as $105,000 in staff time and expenses.

         Alternatives to this transaction include continuing to pay a significant portion of pre-tax income each year in public company costs, or avoiding the majority of these costs by de-listing the Company's stock. Neither of these alternatives represents an attractive outcome for shareholders. Therefore, this is an opportune time for the public shareholders to cash out their shares and the Company to be relieved of the burdens of being a public corporation.

         To assist us in the transaction of the Tender Offer, the Shareholder Group has retained Veber Partners of Portland, Oregon to act as our financial advisor. Lane Powell Spears Lubersky LLP is acting as counsel to the Shareholder Group. The Proposal is subject to the availability of the necessary financing at closing and other customary closing conditions. The Company's current bank group has provided us with a preliminary written proposal for funding.

         The Tender Offer will be subject to a non-waivable requirement that a majority of the minority 34% shareholders tender their shares in the Tender Offer. It will also be subject to a condition, waivable only by the Shareholder Group, requiring that the acquiring entity will hold at least 90% of the Company's common stock after the closing of the Tender Offer (inclusive of common stock held by the Shareholder Group). The Proposal is also subject to compliance with any applicable federal and state regulatory requirements.

            There can be no assurance that the Tender Offer will be commenced or will be successfully completed.

            The Shareholder Group believes that our Proposal is in the best interests of the Company and will be attractive to the Company's public shareholders. It is our view that providing a premium to our public shareholders and operating the Company as a private enterprise is the best alternative for all concerned.



                                        Sincerely,

                                        /s/BRUCE N. DAVIS

                                        Bruce N. Davis,
                                        On behalf of the Shareholder Group





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